UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Van Dyke III, William D.
   411 East Wisconsin Ave., 22nd Floor
   Milwaukee, WI 53202

2. Issuer Name and Ticker or Trading Symbol
   International Flavors & Fragrances, Inc. (IFF)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02

5. If Amendment, Date of Original (Month/Year)
   12/02

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [x] Director                    [ ] 10% Owner
   [ ] Officer (give title below)  [ ] Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)
   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owner
- ----------------------------------------------------------------------------------------------------------------------

1. Title of Security     2. Trans-    3. Trans-   4. Securities Acquired (A)   5. Amount of   6.  Owner-   7. Nature of
                         Action       Action      or Disposed of (D)           Securities     ship Form;   Indirect
                         Date         Code                                     Beneficially   Direct (D)   Beneficial
                         (Month/                                               Owned at end   or Indirect  Ownership
                         Day/Year)                                             of Issuer's    (I)
                                                                               Fiscal Year

                                                  Amount    A or D     Price
- ----------------------------------------------------------------------------------------------------------------------

Common Stock             10/01/02     A           1000      A           *      6,957           D
Common Stock             04/05/02     J (5)       81,021    A           **     7,322,790***    I           co-trustee
Common Stock                                                                   129,426***      I           owned by wife
Common Stock                                                                   31,767***       I           owned by
                                                                                                           foundation

*  These shares were granted by the Issuer as compensation for services rendered by the Reporting Party
** These shares were received as a liquidating distribution from an LLC in which the trust was a member
*** Mr. William D. Van Dyke III hereby disclaims beneficial ownership of these shares



Table II (Part 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 though 6)
- ----------------------------------------------------------------------------------------------------------------------
1. Title of Derivative   2. Conversion or    3. Trans-      4. Trans-   5. Number of Derivative   6. Date Exercisable
   Security                 Exercise Price      action         action      Securities Acquired       and Expiration
                            of Derivative       Date           Code        (A) or Disposed of (D)    Date

                                                                        (A)        (D)             Exercise   Expiration
- ----------------------------------------------------------------------------------------------------------------------
Option (right to buy)    $38.17              5/13/93        A           3,000                      (1)        5/13/03
Option (right to buy)    $36.00              5/12/94        A           3,000                      (2)        5/14/04
Option (right to buy)    $49.875             5/11/95        A           3,000                      (3)        5/11/05
Option (right to buy)    $48.125             5/09/96        A           3,000                      (4)        5/09/06
Option (right to buy)    $43.25              5/08/97        A           3,000                      (5)        5/08/07
Option (right to buy)    $46.69              5/14/98        A           3,000                      (6)        5/14/08
Option (right to buy)    $39.19              5/20/99        A           3,000                      (7)        5/20/09
Option (right to buy)    $32.19              5/18/00        A           3,000                      (8)        5/18/10
Option (right to buy)    $27.10              5/16/01        A           3,000                      (9)        5/16/11
Option (right to buy)    $32.82              5/07/02        A           3,000                      (10)       5/07/12

Table II (Part II) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11)
- ----------------------------------------------------------------------------------------------------------------------
1. Title of Derivative   3. Trans-   7. Title and Amount    8. Price    9. Number of     10. Owner-      11. Nature
   Security                 action      of Underlying          of De-      Derivative        ship of         Indirect
                            Date        Securities             rivative    Securities        Derivative      Beneficial
                                                               Security    Beneficially      Security;       Ownership
                                                                           Owned at End      Direct (D)
                                                                           of Year           or Indirect
                                      Title       Amount                                     (I)
- ----------------------------------------------------------------------------------------------------------------------
Option (right to buy)    5/13/93      Common Stock  3,000        0         3,000              D
Option (right to buy)    5/12/94      Common Stock  3,000        0         6,000              D
Option (right to buy)    5/11/95      Common Stock  3,000        0         9,000              D
Option (right to buy)    5/09/96      Common Stock  3,000        0         12,000             D
Option (right to buy)    5/08/97      Common Stock  3,000        0         15,000             D
Option (right to buy)    5/14/98      Common Stock  3,000        0         18,000             D
Option (right to buy)    5/20/99      Common Stock  3,000        0         21,000             D
Option (right to buy)    5/18/00      Common Stock  3,000        0         24,000             D
Option (right to buy)    5/16/01      Common Stock  3,000        0         27,000             D
Option (right to buy)    5/07/02      Common Stock  3,000        0         30,000             D

Explanation of Responses:

(1)  Exercisable in 3 installments of 1,000 shares each; 5/13/95; 5/13/96; 5/13/97
(2)  Exercisable in 3 installments of 1,000 shares each; 5/14/96; 5/14/97; 5/14/98
(3)  Exercisable in 3 installments of 1,000 shares each; 5/11/97; 5/11/98; 5/11/99
(4)  Exercisable in 3 installments of 1,000 shares each; 5/09/98; 5/09/99; 5/09/00
(5)  Exercisable in 3 installments of 1,000 shares each; 5/08/99; 5/08/00; 5/08/01
(6)  Exercisable in 3 installments of 1,000 shares each; 5/14/00; 5/14/01; 5/14/02
(7)  Exercisable in 3 installments of 1,000 shares each; 5/20/01; 5/20/02; 5/20/03
(8)  Exercisable in 3 installments of 1,000 shares each; 5/18/02; 5/18/03; 5/18/04
(9)  Exercisable in 3 installments of 1,000 shares each; 5/16/02; 5/16/03; 5/16/04
(10) Exercisable in 3 installments of 1,000 shares each; 5/07/03; 5/14/04; 5/14/05

SIGNATURE OF REPORTING PERSON
/S/
VAN DYKE III, WILLIAM D.
DATE 03/18/03

**  Intentional mistatemements or omissions of facts constitute
    Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.